UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [   ]

Securities Act Rule 802 (Exchange Offer) [ X ]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [   ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [   ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [   ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Paget Minerals Corp.	Ascent Industries Corp.
(Name of Subject Company)	(Name of Subject Company)

N/A	N/A
(Translation of Subject Company's Name into	(Translation of Subject Company's Name into
English (if applicable))	English (if applicable))

British Columbia, Canada	British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation	(Jurisdiction of Subject Company's Incorporation
or Organization)	or Organization)

Ascent Industries Corp. (post-amalgamation)
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Paget: 69553W	Ascent: None
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

July 4, 2018
(Date Tender Offer/Rights Offering Commenced)

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PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Paget Minerals Corp. and Ascent Industries Corp., and are required to be disseminated to U.S. security holders or published in the United States:

  Notice of Special Meeting and Joint Information Circular, dated July 2, 2018, in respect of a special meeting of the shareholders of Ascent Industries Corp. and Notice of Annual and Special Meetings and Joint Information Circular, dated July 2, 2018, in respect of an annual and special meeting of the shareholders of Paget Minerals Corp. (the “Circular”); and

  Letter of Transmittal, a copy of which is furnished as Exhibit 99.2 to this Form CB.

The Exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

(b) Not applicable

Item 2.	Informational Legends

The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included under the heading “Notice to Non-Resident Shareholders” on page 5 of the Circular.

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PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

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PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Ascent Industries Corp. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in the United States in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process of Ascent Industries Corp. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

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PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of July 5, 2018.

ASCENT INDUSTRIES CORP.

By:	/s/ Philip Campbell
Name: Philip Campbell
Title: Chief Executive Officer

PAGET MINERALS CORP.

By:	/s/ Mark T. Brown
Name: Mark T. Brown
Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Special Meeting and Joint Information Circular, dated July 2, 2018, in respect of a special meeting of the shareholders of Ascent Industries Corp. and Notice of Annual and Special Meetings and Joint Information Circular, dated July 2, 2018, in respect of an annual and special meeting of the shareholders of Paget Minerals Corp.

99.2	Letter of Transmittal

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